Via Facsimile and U.S. Mail
Mail Stop 6010

April 10, 2008

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

      Re: **Dynacq Healthcare, Inc.**
               Form 10-K for Fiscal Year Ended August 31, 2007
               Filed November 13, 2007
               File No. 000-21574

Dear Mr. Chan:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Carlton E. Tartar
              Branch Chief